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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 11) 1
Forrester Research, Inc.
(Name of Issuer)
Common Stock, $0.01 per value per share
(Title of Class of Securities)
34653109
(CUSIP Number)
December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	34653109	13 G	Page	2	of	5

1	NAMES OF REPORTING PERSONS: George F. Colony

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
S.S.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Massachusetts

	5	SOLE VOTING POWER:

NUMBER OF		7,912,008 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,580 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,912,008 shares

WITH:	8	SHARED DISPOSITIVE POWER:

1,580 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,913,588 shares**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

34.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
**   The aggregate ownership reported includes 1,580 shares of common stock, par value $.01 per share (the “Common Stock”), of Forrester Research, Inc. (the “Company”) held by Mr. Colony’s wife. Mr. Colony disclaims beneficial ownership of the 1,580 shares of Common Stock held by his wife, and this report shall not be deemed an admission that Mr. Colony is the beneficia l owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended.

Page 2 of 5 Pages

SCHEDULE 13G

Item 1(a) Name of Issuer:
Forrester Research, Inc.
     1(b) Address of Issuer’s Principal Executive Offices:
400 Technology Square
Cambridge, MA 02139
Item 2(a) Name of Person Filing:
George F. Colony
     2(b) Address of Principal Business Office or, if none, Residence:
c/o Forrester Research, Inc.
400 Technology Square
Cambridge, MA 02139
     2(c) Citizenship:
Massachusetts
     2(d) Title of Class of Securities:
Common Stock, $0.01 per value per share
     2(e) CUSIP Number:
34653109
Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not applicable
Item 4 Ownership:
     4(a) Amount beneficially owned:
7,913,588 shares**
     4(b) Percent of Class:
34.4%
     4(c) Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote:
7,912,008 shares
          (ii) shared power to vote or to direct the vote:
1,580 shares
Page 3 of 5 Pages

          (iii) sole power to dispose or to direct the disposition of:
7,912,008 shares
          (iv) shared power to dispose or to direct the disposition of:
1,580 shares

**   The aggregate ownership reported includes 1,580 shares of common stock, par value $.01 per share (the “Common Stock”), of Forrester Research, Inc. (the “Company”) held by Mr. Colony’s wife. Mr. Colony disclaims beneficial ownership of the 1,580 shares of Common Stock held by his wife, and this report shall not be deemed an admission that Mr. Colony is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) under the Securities Exchange Act of 1934, as amended.
Item 5 Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6 Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8 Identification and Classification of Members of the Group:
Not Applicable.
Item 9 Notice of Dissolution of Group:
Not Applicable.
Item 10 Certification:
Not Applicable.
Page 4 of 5 Pages

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ George F. Colony
	Name:	George F. Colony

January 30, 2007
 Page 5 of 5 Pages